Exhibit 10.1
July 17, 2006
Via email: Chris Hix
Dear Chris:
This letter sets forth immediately below the terms upon which you will be employed by Robbins & Myers, Inc. (the “Company”) as its Vice President and Chief Financial Officer, reporting to Peter C. Wallace, President and Chief Executive Officer of the Company.
•	Your hire date is August 1, 2006.

•	Your annual base salary will be $260,000 and will be paid semi-monthly throughout the year. Your base salary will be reviewed on an annual basis along with other senior managers of the Company. The Board of Directors will formally approve salary changes. In the past these changes have been approved at the October Board meeting, with any increase retroactive to September 1st. With your start date of August 1, it is anticipated that your next merit review would be effective September 1, 2007. Additionally, you will be provided a monthly taxable car allowance of $1,000. This allowance will be paid semi-monthly as part of the normal payroll process. In addition, we will reimburse you for all business miles driven as part of the normal expense reporting process. The current reimbursement rate for those with car allowances is $0.24 per mile.

•	The Company currently has available an annual bonus plan for selected employees. Bonus pay in the plan is tied to the Company meeting its goals as described on a matrix of measurements focused on sales, profitability and cash flow. Your target percentage will be set at 45% of your annual base salary. For FY06, you will be paid your bonus at PAR (which will be the one month salary times 45%, assuming a start date of August 1st). The FY07 plan will become effective as of September 1st, 2006, and achievement of the Company’s targets will result in a 45% bonus. Based on results, the bonus can range from 0% to 90% of salary. All annual bonuses will be paid following the release of the audited financial results for the fiscal year which should occur in October.

•	You are also eligible for participation in the Company’s Long Term Incentive Plan for executive officers for the three-year period beginning September 1, 2006. Your annual target for this plan will be set at $160,000 (PAR level). Meeting minimum threshold targets will result in a payment of 50% of PAR, and achieving the maximum targets will pay out at 200% of PAR. This plan pays out in restricted stock if certain performance goals are realized over a three-year period. These plans are approved by the Compensation Committee annually and there is no guarantee that the plan, its components or your target amount will remain unchanged.

•	Additionally, upon hire you will receive 12,500 non-qualified stock options in Robbins & Myers, Inc., and 4,167 shares of restricted stock. These awards will vest over a three year period, (1/3 each year). The Compensation Committee will consider you for additional grants for restricted shares and non-qualified stock options in early

FY07. Restricted stock and stock option grants are historically considered for Executive Officers on an annual basis by the Board of Directors. The “strike price” for the stock options will be the fair market value of the stock on your date of hire.
•	Due to the timing of this change, we will also provide a sign-on bonus. Restricted stock with a value of $100,000 will be granted to you on your hire date. These shares will vest over a two year period (50% on your first anniversary with the Company, and the remainder on the 2nd anniversary).
•	We will reimburse the initiation cost of joining a club in the Dayton area, up to a maximum of $15,000. This payment may be considered taxable income and you should consult your tax advisor.
•	You will be eligible to participate in the Robbins & Myers Employee Benefit Program on the first day of the month following your date of hire. An outline is provided for your review. Also, you will be provided with Life Insurance coverage equal to two (2) times your base pay supplemental Long Term Disability coverage, and Long Term Care coverage, subject to Evidence of Insurability.
•	You will be eligible for four weeks vacation on an annual basis, with 8 days allowed during the remainder of the 2006 calendar year. Vacation beyond that will be granted in accordance with corporate policy.
•	You will be provided with a severance agreement which will provide separation benefits equal to six (6) months’ pay and benefit coverage if your employment is terminated without cause within the first twenty-four (24) months of your employment.
•	The Company will also enter into an Executive Officer Change of Control Agreement substantially in the form that the Board of Directors approved at its meeting on June 28, 2006 and was recently filed by the Company on Report on Form 8-K.
•	This offer is contingent upon the receipt of satisfactory background, criminal, credit, and physical exam reports. In addition, you will be required to successfully complete a drug screen which we will arrange to be taken at a facility near your home.
•	The position is located in Dayton, Ohio. To ease your relocation process, assistance will be provided to you. Any taxable relocation expenses will be grossed-up. Relocation benefits are contingent upon your signing the enclosed Employee Relocation Agreement.
Chris, I am very excited about the contribution you can make to Robbins & Myers over the next several years. We have exciting times ahead and a significant number of opportunities for success.

If you have any questions regarding the definitive terms of your offer, please contact me.
Congratulations and Welcome to Robbins & Myers!

Sincerely,

/s/ Peter C. Wallace
Peter C. Wallace
President & CEO

Acceptance:

/s/ Chris Hix
Date: As of July 17, 2006
441758.1